DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CA
MENLO PARK,

99 GRESHA
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MARQUÉS DE LA ENSENADA, 2
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011-34-91-702-2749
jose.marco@dpw.com

07020005

File No. 82-5201

December 29, 2006

SUPPL

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

RECEIVED
JAN 03 2007
151

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release dated December 28, 2006

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Best regards,

José Marco
Legal Assistant
Capital Markets

Enclosure

By Hand Delivery

Gamesa

GAMESA AND EDP SIGN AN AGREEMENT FOR WIND-POWERED GENERATORS WORTH OVER 225 MILLION EUROS

- **Gamesa will provide 132 units with an overall power of 264MW.**
- **Gamesa has also signed various contracts with Ibereólica to install wind-powered generators on Spanish wind farms with a capacity of 280MW.**

Bilbao, 28th December 2006. **Gamesa** has sealed a new contract with the company Neo Energía, a subsidiary of Grupo EDP, for the provision of 132 wind-powered generators to different wind farms in Spain, which will involve the installation of a total power of 264MW.

The contract envisages the acquisition of different models of wind-powered generators by Neo Energía, which will be supplied in the 2007-2009 period. The operation is worth over €225 million. The implementation of this agreement, whose content allows the implantation of a new production system based on the forecasting of capacity reserves, synchronised planning and production with the client, allows **Gamesa** to reinforce its Business Plan, which is based on profitable and sustained growth.

The sealing of this new agreement strengthens **Gamesa**'s relationship with Neo Energía, a company with which, to date, and including the ratification of this contract, agreements have been reached totalling over 670MW, at the same time as it strengthens the company's position as the leader in the Spanish wind power market, in which **Gamesa** currently enjoys a 50% share of the market. (Source: BTM).

From an environmental perspective, the wind-powered generators supplied to Neo Energía will produce energy that respects our environment, by avoiding the emission of polluting substances into the atmosphere. To be precise, the annual production of the 264 MW from this installation will replace the 56,760 Tonnes of Oil Equivalent (TOE)/year and will prevent the emission of 396,000 tonnes of CO_2/year.

Gamesa and Ibereólica

Gamesa has also signed various contracts with the Spanish company Ibereólica S.L. for the supply of wind-powered generators that will be installed in several wind farms in the Autonomous Communities of Asturias and Castilla León, with a power of 280MW. The total capacity installed with Ibereólica will then approach 400MW.

The scope of these agreements, **covered by the framework contract signed between Gamesa and Ibereólica in 2005**, includes the provision of the modern Gamesa G87-2.0MW and Gamesa G90-2.0MW wind-powered generators, in the ready-to-use mode, as well as their long-term maintenance. The operation is worth more than €250 million.

About Gamesa

Gamesa specialises in renewable energies, mainly wind power. It is the leading company in Spain and one of the ***world's leading manufacturers of wind turbines****, with a global market share of 13% in 2005.*

Up to September 2006, Gamesa had installed over 8,800 MW of its main product lines in 20 countries, spanning 4 continents. The annual equivalent of this output is the electricity consumption of a city the size of Madrid over 6 years, and has meant the saving of 7.5 million Tonnes of Oil Equivalent/year and a reduction in CO2 emissions of 51.9 million tonnes/year.

With a wind power portfolio of 20,000MW under development in Europe, the Americas and Asia, and branch offices in 13 countries, Gamesa is also a ***global pacesetter in the promotion and development of wind farms.***

About Neo Energía

Neo Energía is the company of Grupo EDP for the development of projects in the field of renewable energy. It is operating systems with around 1,250MW of wind-generated power and is present in the Iberian Peninsula and France.

Furthermore, the company recently acquired the assets in Spain and France of Agrupación Eólica, which has an overall portfolio of 1,199MW, of which 155MW are operative and 52MW are under construction. In Portugal, it has a 40% stake in the Agrupación Eólica de Portugal consortium, which was awarded a tender to install a total of 1,200MW of wind power capacity over the next few years in October 2006.